Filed Pursuant to Rule 433

Registration Statement No. 333-141084

Pricing Term Sheet

April 13, 2007

Union Pacific Corporation

6.150% Debentures due 2037

Issuer:	Union Pacific Corporation

Size:	$250,000,000

Maturity:	May 1, 2037

Coupon:	6.150%

Price to Public:	99.562% of face amount

Yield to Maturity:	6.182%

Spread to Benchmark Treasury:	1.23%

Benchmark Treasury:	UST 4.500% due February 15th, 2036

Benchmark Treasury Yield:	4.952%

Interest Payment Dates:	May 1 and November 1, commencing on November 1, 2007

Redemption Provisions:
Make-Whole Call:	At any time at the greater of 100% or the make-whole amount at a discount rate equal to Treasury Rate plus 25 basis points.

Change of Control:	Upon the occurrence of a Change of Control Repurchase Event, we will be required to make an offer to purchase the debentures at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase.

Trade Date:	April 13, 2007

Settlement Date:	April 18, 2007 (T+3)

CUSIP:	907818 CX4

Denominations	$1,000 x $1,000

Ratings:	Baa2 (stable) / BBB (stable) / BBB (stable)

Underwriters:

Joint Book-Running Managers:

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

J.P. Morgan Securities Inc.

Senior Co-Managers:

Barclays Capital Inc.

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:

Banc of America Securities LLC

Lazard Capital Markets LLC

SunTrust Capital Markets Inc.

Wells Fargo Securities, LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at (877) 858-5407, Credit Suisse Securities (USA) LLC toll-free at (800) 221-1037, or J.P. Morgan Securities Inc. at (212) 834-4533.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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